Exhibit 12.1
VIAVI SOLUTIONS INC.
STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Year Ended
	June 30, 2018	July 1, 2017	July 2, 2016	June 27, 2015	June 28, 2014
Net (loss) income from continuing operations before provision for income taxes	$(32.6)	$186.6	$(45.9)	$(105.3)	$(85.8)
Add: Fixed charges	52.0	47.4	40.3	39.4	36.2
Net income (loss) available for fixed charges	$19.4	$234.0	$(5.6)	$(65.9)	$(49.6)

Fixed charges:
Interest expense, amortization of debt discount and issuance costs	$47.3	$43.2	$35.7	$34.0	$29.7
Portion of rental expense which represents interest factor (1)	4.7	4.2	4.6	5.4	6.5
Total fixed charges	$52.0	$47.4	$40.3	$39.4	$36.2

Ratio of earnings to fixed charges	N/A	4.9	N/A	N/A	N/A

Deficiency of net earnings to cover fixed charges	$(32.6)	N/A	$(45.9)	$(105.3)	$(85.8)
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(1)	1/3 of net rent expense represents an appropriate interest factor.

(2)
One share of preferred stock with special voting rights, which is not entitled to receive dividends, was outstanding during the periods presented above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not separately stated.